SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CORECEPT THERAPEUTICS INCORPORATED

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

218352102

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners, LLC

800 El Camino Real, Ste 220

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 218352102	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,551,635[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,551,635[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,551,635[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.0%[3]
14	TYPE OF REPORTING PERSON (see instructions) OO

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.

2 Consists of 13,433,573 shares of Common Stock and warrants to purchase 3,118,062 shares of Common Stock.

3 The percentage was calculated based upon 91,744,830 shares of Common Stock outstanding, calculated as follows: 88,626,768 shares of Common Stock outstanding as of May 7, 2012, as disclosed by the Issuer in its definitive proxy statement on Schedule 14A filed with the Commission on May 21, 2012, and 3,118,062 shares of Common Stock issuable upon exercise of warrants held by the Reporting Persons which are exercisable within 60 days after June 13, 2012.

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CUSIP No. 218352102	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Longitude Venture Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,551,635[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,551,635[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,551,635[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.0%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.

2 Consists of 13,433,573 shares of Common Stock and warrants to purchase 3,118,062 shares of Common Stock.

3 The percentage was calculated based upon 91,744,830 shares of Common Stock outstanding, calculated as follows: 88,626,768 shares of Common Stock outstanding as of May 7, 2012, as disclosed by the Issuer in its definitive proxy statement on Schedule 14A filed with the Commission on May 21, 2012, and 3,118,062 shares of Common Stock issuable upon exercise of warrants held by the Reporting Persons which are exercisable within 60 days after June 13, 2012.

3

CUSIP No. 218352102	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,551,635[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,551,635[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,551,635[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.0%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.

2 Consists of 13,433,573 shares of Common Stock and warrants to purchase 3,118,062 shares of Common Stock.

3 The percentage was calculated based upon 91,744,830 shares of Common Stock outstanding, calculated as follows: 88,626,768 shares of Common Stock outstanding as of May 7, 2012, as disclosed by the Issuer in its definitive proxy statement on Schedule 14A filed with the Commission on May 21, 2012, and 3,118,062 shares of Common Stock issuable upon exercise of warrants held by the Reporting Persons which are exercisable within 60 days after June 13, 2012.

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CUSIP No. 218352102	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 165,000[2]
	8	SHARED VOTING POWER 16,716,635[3]
	9	SOLE DISPOSITIVE POWER 165,000[2]
	10	SHARED DISPOSITIVE POWER 16,716,635[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,716,635[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.2%[4]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.

2 Consists of options to purchase 165,000 shares of Common Stock issued to Mr. Enright that will vest within 60 days after June 13, 2012. Mr. Enright shares pecuniary interest in the shares underlying the options with the other Reporting Persons pursuant to a contractual relationship, and Mr. Enright may confer with the other Reporting Persons covered by this Amendment No. 3 prior to making any decisions relating to the voting or disposition of the options or the shares underlying the options. Mr. Enright disclaims beneficial ownership in the shares underlying the options except as to the Reporting Person’s pecuniary interest in such shares.

3 Consists of 13,433,573 shares of Common Stock and warrants to purchase 3,118,062 shares of Common Stock, as well as 165,000 shares of Common Stock underlying options issued to Mr. Enright that are exercisable within 60 days after June 13, 2012.

4 The percentage was calculated based upon 91,909,830 shares of Common Stock outstanding, calculated as follows: 88,626,768 shares of Common Stock outstanding as of May 7, 2012, as disclosed by the Issuer in its definitive proxy statement on Schedule 14A filed with the Commission on May 21, 2012, and 3,118,062 shares of Common Stock issuable upon exercise of warrants held by the Reporting Persons which are exercisable within 60 days after June 13, 2012, as well as 165,000 shares of Common Stock underlying options issued to Mr. Enright that are exercisable within 60 days after June 13, 2012.

5

CUSIP No. 218352102	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,551,635[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,551,635[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,551,635[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.0%[3]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.

2 Consists of 13,433,573 shares of Common Stock and warrants to purchase 3,118,062 shares of Common Stock.

3 The percentage was calculated based upon 91,744,830 shares of Common Stock outstanding, calculated as follows: 88,626,768 shares of Common Stock outstanding as of May 7, 2012, as disclosed by the Issuer in its definitive proxy statement on Schedule 14A filed with the Commission on May 21, 2012, and 3,118,062 shares of Common Stock issuable upon exercise of warrants held by the Reporting Persons which are exercisable within 60 days after June 13, 2012.

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Explanatory Note:

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2008, as amended by Amendment No. 1 filed with the Commission on February 10, 2009 and Amendment No. 2 filed with the Commission on February 11, 2011 (the “Schedule”). This Amendment is filed on behalf of Longitude Capital Partners, LLC (“LCP”), Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), Patrick G. Enright (“Mr. Enright”) and Juliet Tammenoms Bakker (“Ms. Bakker,” and collectively, the “Reporting Persons”), relating to the beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”), of Corcept Therapeutics Incorporated, a Delaware corporation (the “Issuer”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of Amendment No.2 to the Schedule 13D filed with the Commission on February 11, 2011. Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule as previously filed.

Item 2.	Identity and Background.

Items 2(b) and 2(c) of the Schedule are amended and restated in its entirety to read as follows:

(b) The address of the principal offices of LCP, LVP and LCA and the business address of Mr. Enright and Ms. Bakker is 800 El Camino Real, Suite 220, Menlo Park, California 94025.

(c) Each of LCP, LVP and LCA is a venture capital investment entity. Each of Mr. Enright and Ms. Bakker is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Mr. Enright and Ms. Bakker are the managing directors of LCP and constitute all officers and directors of LCP, which is the general partner of each of LVP and LCA, the record holders of certain of the securities of the Issuer. Mr. Enright is on the Board of Directors of the Issuer (the “Board”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is amended by adding the following paragraphs at the end thereof:

On March 25, 2012, LVP and LCA entered into a Warrant Purchase Agreement (the “2012 WPA”) with the Issuer and the other purchasers named therein. Pursuant to the 2012 WPA, LVP used $2,485,841 of investment funds provided to LVP by its limited partners to acquire 839,811 shares of Common Stock and LCA used $49,826 of investment funds provided by its limited partners to acquire 16,833 shares of Common Stock, by exercising outstanding warrants to purchase those shares at an exercise price of $2.96 per share. In addition, pursuant to the 2012 WPA, LVP used $104,976 of investment funds provided to LVP by its limited partners to acquire a new warrant to purchase 839,811 shares of Common Stock and LCA used $2,104 of investment funds provided by its limited partners to acquire a new warrant to purchase 16,833 shares of Common Stock, each at a price of $0.125 per share of Common Stock underlying the new warrants. The new warrants have an exercise price of $4.05 per share.

In connection with the 2012 WPA, on March 29, 2012 LVP and LCA and the other purchasers named therein entered into a Registration Rights Agreement (the “2012 RRA”) with the Issuer. Pursuant to the 2012 RRA, the Issuer agreed to prepare and file a registration statement with the Commission on or prior to May 31, 2012 for purposes of registering the resale of the shares underlying the warrants issued pursuant to the 2012 WPA and any shares of Common Stock issued as a dividend or other distribution with respect to such shares. The Issuer filed the registration statement on May 24, 2012 and it was declared effective by the Commission on June 11, 2012.

The 2012 WPA, the 2012 RRA and other related documentation are described in the Current Report on Form 8-K filed by the Issuer on March 29, 2012.

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Item 5.	Interest in Securities of the Issuer.

Items 5(a) through 5(c) of the Schedule are amended and restated in their entirety to read as follows:

(a) According to the definitive proxy statement on Schedule 14A filed by the Issuer with the Commission on May 21, 2012, as of May 7, 2012, there were 88,626,768 shares of Common Stock outstanding. LVP is the record holder of 13,245,844 shares of Common Stock and warrants to purchase 3,091,479 shares of Common Stock, representing approximately 17.8% of the issued and outstanding shares of Common Stock (assuming the exercise of the warrants held by LVP and LCA). LCA is the record holder of 187,729 shares of Common Stock and warrants to purchase 26,583 shares of Common Stock, representing approximately 0.2% of the issued and outstanding shares of Common Stock (assuming the exercise of the warrants held by LVP and LCA). LVP and LCA may reallocate their holdings of securities among themselves and may be deemed to beneficially own securities on an aggregated basis. LCP, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them. Mr. Enright and Ms. Bakker are the managing directors of LCP and share the decision-making power of LCP. Mr. Enright also holds options to purchase 190,000 shares of Common Stock, of which 165,000 have vested or will vest within 60 days after June 13, 2012. The remainder of the options vest beginning 60 days after the grant date, which was June 13, 2012, and on each monthly anniversary of the grant date thereafter, at a rate of 8.3334% per month, with the final vesting of all such options to occur on or before the date of the Issuer's 2013 annual meeting of stockholders. Mr. Enright shares pecuniary interest in the shares underlying the options with other individuals pursuant to a contractual relationship. Mr. Enright disclaims beneficial ownership in the shares underlying the options except as to Mr. Enright’s pecuniary interest in such shares.

(b) LVP, LCA and LCP have shared power to vote and dispose of 16,551,635 shares of Common Stock (giving effect to the Common Stock underlying the warrants held by LCA and LVP). Mr. Enright and Ms. Bakker, managing directors of LCP, may be deemed to have shared voting and dispositive power with respect to such shares. Mr. Enright holds sole dispositive and voting power with respect to 165,000 shares of Common Stock underlying options that have vested or will vest within 60 days after June 13, 2012, which were issued to Mr. Enright as a director on the Board.

(c) Except as reported herein, no Reporting Person has effected any transactions in the Issuer’s securities within the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule is amended by adding the following paragraph as the penultimate paragraph thereof:

The Issuer has registered for resale under the Securities Act of 1933, as amended, the shares of Common Stock acquired by LVP and LCA in connection with the 2012 WPA.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule is amended by adding the following exhibits thereto:

Exhibit H:	Form of Warrant issued in connection with the Warrant Purchase Agreement dated as of March 25, 2012 by and among Corcept Therapeutics Incorporated and the purchasers named therein (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on March 29, 2012)
Exhibit I:	Registration Rights Agreement dated as of March 29, 2012 by and among Corcept Therapeutics Incorporated and the purchasers signatory thereto (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the Commission on March 29, 2012)
Exhibit J:	Warrant Purchase Agreement dated as of March 25, 2012 by and among Corcept Therapeutics Incorporated and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on March 29, 2012)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2012

LONGITUDE VENTURE PARTNERS, L.P. By: LONGITUDE CAPITAL PARTNERS, LLC Its: General Partner
/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P. By: LONGITUDE CAPITAL PARTNERS, LLC Its: General Partner
/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

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